UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1095847

As at December 3, 2007

ROCKWELL DIAMONDS INC.
 800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ David J. Copeland
Chairman
Date: December 3, 2007

* Print the name and title of the signing officer under his signature.

ROCKWELL OBTAINS RECORD PRICE OF US$145,000
PER CARAT FOR A 7.28 CARAT PINK DIAMOND

December 3, 2007, Vancouver, B.C. - Rockwell Diamonds Inc ("Rockwell" or the "Company") (TSXV: RDI; OTCBB: RDIAF: JSE:RDI) reports on the sale of a rare 7.28 carat pink diamond recovered from its Holpan operation north of Kimberley in the Northern Cape Province, South Africa.

At the Company's 10th tender sale concluded in Johannesburg on November 28, 2007, Rockwell achieved a record price of US$1.054 million or US$145,000 per carat for a 7.28 carat, flawless intense pink, rounded octahedral diamond produced at the Holpan operation. At Holpan, the Company is mining diamond bearing surface alluvial material referred to as Rooikoppie deposits, and scattered remnants of underlying palaeo-channel gravel deposits.

The US$145,000 per carat value achieved for this stone is exceptional. It represents a record price for diamonds sold by the Company since Rockwell acquired its 51% ownership in the H C Van Wyk Diamonds Limited alluvial diamond operations and projects in South Africa in early 2007.

Pink diamonds are exceptionally rare on a world wide basis, with the only source known to produce such stones with some regularity being the Argyle diamond mine in Western Australia. The Argyle mine, which is owned by Rio Tinto, is famous for its annual 'pink diamond tender'.

President and CEO Dr. John Bristow stated "The recovery of a pink diamond from our Holpan operation is particularly exciting. The achievement of a record price for this stone attests to the potential for exceptional rarity, quality and value of the diamonds that are recovered from our unique Northern Cape alluvial diamond deposits."

For further details on Rockwell Diamonds Inc., please visit the Company's website at www.rockwelldiamonds.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

John Bristow
President and CEO

No regulatory authority has approved or disapproved the information contained in this news release. The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

Forward Looking Statements
This release includes certain statements that may be deemed "forward-looking statements". Other than statements of historical fact all statements in this release that address future production, reserve or resource potential, exploration drilling, exploitation activities and events or developments that each Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. There is no certainty of the financing completing. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, changes in and the effect of government policies regarding mining and natural resource exploration and exploitation, availability of capital and financing, geopolitical uncertainty and political and economic instability, and general economic, and market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on Rockwell, Investors should review Rockwell's annual Form 20-F filing with the United States Securities and Exchange Commission www.sec.com and the Company's home jurisdiction filings that are available at www.sedar.com.